Exhibit to Accompany
Item 77J (b)
Form N-SAR
Lend Lease Funds
(the "Funds")


According to the provisions of Statement of Position 93
 - 2 (SOP93 - 2) "Determination, Disclosure and Financial
Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies, " the
Funds are required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, at July 31, 2002,in the Lend Lease US Real Estate
 Securities Fund ( the "Fund"), reclassifications were recorded to decrease undistributed net investment income by $168,739 and increase undistributed net realized gains by $168,739.

This reclassification has no impact on the net assets of the Fund and it is designed to present the Fund's accumulated net realized income and gain accounts on a tax basis.